Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	2014	2013	2012	2011	2010	2009
Earnings
Earnings before income taxes	44,257	48,687	31,124	25,449	18,484	16,402
Fixed charges	25,136	25,963	17,698	8,642	6,121	8,195
Less: Loss attributable to non-controlling interest	—	—	32	—	—	—

	69,393	74,650	48,854	34,091	24,605	24,597
Fixed charges
Interest within rental expense	3,816	3,597	3,059	1,539	1,316	1,206
Interest expense	21,776	22,237	15,010	7,021	4,753	6,841
Less: Loss on early extinguishment of debt	—	—	(490)	—	—	—
Interest on unrecognized tax benefits	(456)	129	119	82	52	148
	25,136	25,963	17,698	8,642	6,121	8,195
Ratio	2.76	2.88	2.76	3.94	4.02	3.00